UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For the month of May, 2024

Commission File Number 001-40736

Lilium N.V.

(Translation of registrant’s name into English)

Galileostraße 335

82131 Gauting, Germany

Telephone: +49 160 9704 6857

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

EXPLANATORY NOTE TO AMENDMENT

Lilium N.V. (the “Company”) is filing this Amendment No. 1 to the Company’s Report on Form 6-K, filed with the U.S. Securities and Exchange Commission on May 29, 2024 (the “Original 6-K”), solely for the purpose of amending and restating in their entirety the sections of the Original 6-K under the headings “Related Party Transactions” and “Incorporation by Reference” as set forth herein (the “Amendment”). Other than the Amendment, this Form 6-K/A does not, and does not purport to, amend, update, restate or otherwise change any other information contained in the Original 6-K, or in any of the exhibits therein.

Related Party Transactions

In connection with the PIPE, we entered into securities purchase agreements with a number of investors, including Aceville, an existing shareholder of the Company and an affiliate of Tencent Holdings Limited, and Barry Engle and Niklas Zennström, two of our non-executive directors, for the purchase and sale to Aceville and Messrs. Engle and Zennström of an aggregate of 20,827,069 Class A Shares and PIPE Warrants to purchase up to 20,827,069 Class A Shares for aggregate gross proceeds of approximately $21.9 million. The Company’s sales to Aceville and Messrs. Engle and Zennström in connection with the PIPE are expected to result in gross proceeds of approximately $21.5 million, $0.35 million, and $0.1 million, respectively. In connection with the Aceville Pre-Funding, we entered into the Pre-Funded Warrant SPA regarding the issuance of (i) the Aceville Pre-Funded Warrant to purchase up to 24,233,035 Class A Shares at an exercise price of $1.05 per Class A Share, for which Aceville has agreed to partially prepay $1.00 per Class A Share for an aggregate prepay price of approximately $24 million against the total exercise price of the Aceville Pre-Funded Warrant, and (ii) the Aceville PIPE Warrant, subject in each case to certain adjustments and limitations.

Incorporation by Reference

The contents of this Report on Form 6-K and the exhibits attached hereto, other than Exhibit 99.1, are hereby incorporated by reference into Lilium’s registration statements on Form F-3 filed with the U.S. Securities and Exchange Commission (“SEC”) on May 3, 2024 (File No. 333-279113), November 24, 2023 (File No. 333-275742), September 18, 2023 (File No. 333-274550), June 9, 2023 (File No. 333-272571), November 25, 2022, as amended or supplemented (File No. 333-268562), and October 3, 2022, as amended or supplemented (File Nos. 333-267718 and 333-267719), and the Company’s registration statements on Form S-8 filed with the SEC on November 18, 2021 (File No. 333-261175) and March 21, 2024 (File No. 333-278148).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: May 29, 2024	Lilium N.V.

	By:	/s/ Klaus Roewe
		Name:	Klaus Roewe
		Title:	Chief Executive Officer and Executive Director